

16003586

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 25 2016

Washington DC
409

| SEC FILE NUMBER |
|---|
| 8- 68116 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/15__ AND ENDING __12/31/15__
                                    MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laurel Hill Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Robbins Lane
_____
                    (No. and Street)

Jericho                    New York                    11753
_____
   (City)                   (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald Ward                                        516-396-7904
_____
                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Greene, CPA
_____
            (Name – *if individual, state last, first, middle name*)

65 Kingsbury Road      Garden City      New York      11530
_____
   (Address)             (City)          (State)      (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____John O'Grady_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Laurel Hill Securities, LLC_____ , as
of _____December 31_____ , 20__15__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, ~~except as follows:~~

_____

_____

_____
Notary Public

_____
Signature

_____President_____
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2015

TABLE OF CONTENTS

Independent Auditors' Report

**Report of Independent Registered Public Accounting Firm on Exemption from Filing Compliance Report**

# ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530
—

(516) 742-2198
FAX (516) 742-5813

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**LAUREL HILL SECURITIES, LLC**

I have audited the accompanying financial statements of Laurel Hill Securities, LLC (a Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Laurel Hill Securiites, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statemtns based on my audit.

I conducted my audit in accordance with the statndards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the fianancial statements referred to above present fairly, in all material respects, the financial condition of Laurel Hill Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Laurel Hill Securities, LLC's financial statements. The supplemental information is the responsibility of Laurel Hill Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securiites Exchange Act of 1934. In my opinion, the supplemental informatin is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 23, 2016

# LAUREL HILL SECURITIES, LLC
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

## ASSETS

**Assets:**

| | |
|---|---|
| Cash | $ 122,955 |
| Securities owned, not readily marketable at estimated fair value | 25,000 |
| Other assets | 2,399 |
| **Total assets** | **$ 150,354** |

## LIABILITIES AND MEMBERS' EQUITY

**Liabilities:**

| | |
|---|---|
| Accrued expenses | $ 6,496 |
| **Members' equity** | 143,858 |
| Total liabilities and members' equity | $ 150,354 |

# LAUREL HILL SECURITIES, LLC
## (A Limited Liability Company)
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2015

**Revenues:**

| | |
|---|---:|
| Advisory fee income | $ 377,819 |

**Expenses:**

| | |
|---|---:|
| Salaries | 12,000 |
| Regulatory fees | 2,400 |
| Communications expense | 1,200 |
| Office expense | 9,552 |
| Professional fees | 157,062 |
| Licenses and fees | 1,877 |
| Marketing and promotions | 47,338 |
| Occupancy costs | 2,400 |
| Other expenses | 836 |
| **Total expenses** | 234,665 |

| | |
|---|---:|
| **Net income** | $ 143,154 |

# LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---:|
| **Members' capital, January 1, 2015** | $ 155,704 |
| Add: Net income | 143,154 |
| Less: Net capital withdrawn | (155,000) |
| **Members' capital, December 31, 2015** | $ 143,858 |

# LAUREL HILL SECURITIES, LLC
## (A Limited Liability Company)
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---:|
| **Cash flows from operating activities:** | |
| Net income | $ 143,154 |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Non-cash allocation of operating expenses contributed | 0 |
| Changes in operating assets and liabilities: | |
| Other assets | 300 |
| Accrued expenses | 1,433 |
| Net cash provided by operating activities | 144.887 |
| | |
| **Cash flows from financing activities:** | |
| Due to affiliate | (12,576) |
| Capital withdrawn | (155,000) |
| Net cash used in financing activities | (167,576) |
| | |
| **Net decrease in cash** | (22,689) |
| | |
| **Cash:** | |
| | |
| **Beginning, January 1, 2015** | 145,644 |
| | |
| **Ending, December 31, 2015** | $ 122,955 |
| | |
| **Supplemental disclosure of cash flows information:** | |
| Non-cash transactions: | |
| Capital contributed – allocation of operating expenses from members | $ 0 |

# LAUREL HILL SECURITIES, LLC
## (A Limited Liability Company)
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2015

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Laurel Hill Securities, LLC (the "Company"), a Delaware Company, focuses primarily on information agent functions, dealer manager tender offers, and limited investment banking activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc. (FINRA). Through December 31, 2015 the Company did not carry or hold securities for customers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income taxes
As a wholly-owned limited liability company,the Company is not subject to Federal,state or local income taxes.All items of income,expense,gains and losses are reportable by the member for tax purposes.The Company is considered to be a disregarded entity and is thus not subject to Federal,state and local income taxes and does not file income tax returns in any jurisdiction.The Company has no unrecognized tax benefits at December 31,2015.

### Revenue recognition
Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring advisory fees are recognized at the closing of the respective transaction.

### Concentration of risk
The company maintains cash in bank accounts which are non-interest bearing.As of January 1,2013 interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution.The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

One client accounted for 100% of the Company's advisory fee income for the year ended December 31,2015.

*Uncertain tax position*

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

## 3. SECURITIES OWNED NOT READILY MARKETABLE

Securities owned not readily marketable include securities received in connection with investment banking advisory fees. During 2012, the Company received such securities in lieu of a cash fee in the amount of $25,000.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2015, the Company had net capital of $116,459, which exceeded its requirement of $5,000 by $111,459 The Company's ratio of aggregate indebtedness to net capital was 5.58% .

## 5. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2015, an affiliate charged the Company $25,152 of fees which represents allocated salaries, rent, communication and office expenses, which are classified as such on the accompanying Statement of Operations. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors. As of December 31, 2015, there was no amount due to the affiliate for such charges.

## 6. FAIR VALUE

The FASB Accounting Standards Codification No. 820 ("ASC 820") *"Fair Value Measurements and Disclosures"* establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy under ASC 820 are described as follows:

| Level 1 | | Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access. |
|---|---|---|
| Level 2 | | Inputs to the valuation methodology include:<br>• Quoted prices for similar assets or liabilities in active markets.<br>• Quoted prices for identical or similar assets or liabilities in inactive markets.<br>• Inputs other than quoted prices that are observable for the asset or liability.<br>• Inputs that are derived principally from or corroborated by observable marked data by correlation or other means. |
| Level 3 | | Inputs to the valuation methodology are unobservable. |

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## 6. FAIR VALUE *(continued)*

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2015:

|  | **Level 2** | **Total** |
|---|---|---|
| Securities not readily marketable | $25,000 | $25,000 |
| Total investments at fair value | $25,000 | $25,000 |

There were no Level 1 or Level 3 assets as of December 31, 2015.

## 7. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.

LAUREL HILL SECURITIES, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

# LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
## COMPUTATION OF NET CAPITAL
## DECEMBER 31, 2015

| | | |
|---|---|---|
| Members' equity | | $ 143,858 |
| Less: non-allowable assets | | (27,399) |
| Net capital before haircuts | | 116,459 |
| Less: haircuts on securities | | - |
| **Net capital** | | $ 116,459 |

Minimum net capital requirement is the greater of:

| | | |
|---|---|---|
| Minimum dollar net capital required | $ 5,000 | |
| or | | |
| Minimum net capital required: (6.67% of aggregate indebtedness $6,496) | $ 433 | 5,000 |
| **Excess net capital** | | $ 111,459 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total Liabilities | | $ 6,496 |
| Percentage of aggregate indebtedness to net capital | | 5.58% |

There were no material differences between the above computation of net capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

**Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:**

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

**Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3:**

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2013.

## ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

———

(516) 742-2198
FAX (516) 742-5813

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
**LAUREL HILL SECURITIES, LLC**

I have reviewed management's statements, included in the accompanying Exemption Report, in which Laurel Hill Securties, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Laurel Hill Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and Laurel Hill Securities, LLC stated that Laurel Hill Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Laurel Hill Securiteies, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Laurel Hill Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2016

# LAUREL HILL SECURITIES, LLC

## (A Limited Liability Company)

## EXEMPTION REPORT

## DECEMBER 31, 2015

Laurel Hill Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5,"Reports to be made by certain brokers and dealers").This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k)(2)(i)
2. The Company met such exemption provision of 17 C.F.R § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.


Laurel Hill Securities, LLC


I, John O'Grady, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Dated: 2/22/2016

# ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530
—
(516) 742-2196
FAX (516) 742-5813

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEC
Mail Processing
Section

To the Member of

FEB 2 5 2016

**LAUREL HILL SECURITIES, LLC**

Washington DC
409

*Report on the Financial Statements*

I have audited the accompanying statement of Financial Condition of Laurel Hill Securities, LLC (the "Company") as of December 31, 2015, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

*Opinion*

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position Laurel Hill Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

February 23, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

**LAUREL HILL SECURITIES, LLC**
(A Limited Liability Company)

**DECEMBER 31, 2015**

**Table of Contents**

# LAUREL HILL SECURITIES, LLC
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

## ASSETS

**Assets:**

| | |
|---|---:|
| Cash | $ 122,955 |
| Securities owned, not readily marketable at estimated fair value | 25,000 |
| Other assets | 2,399 |
| **Total assets** | **$ 150,354** |

## LIABILITIES AND MEMBERS' EQUITY

**Liabilities:**

| | |
|---|---:|
| Accrued expenses | $ 6,496 |
| **Members' equity** | 143,858 |
| Total liabilities and members' equity | $ 150,354 |

LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Laurel Hill Securities, LLC (the "Company"), a Delaware Company, focuses primarily on information agent functions, dealer manager tender offers, and limited investment banking activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc. (FINRA). Through December 31, 2015 the Company did not carry or hold securities for customers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income taxes
As a wholly-owned limited liability company ,the Company is not subject to Federal ,state or local income taxes. All items of income ,expense ,gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal ,state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2015.

### Revenue recognition
Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring advisory fees are recognized at the closing of the respective transaction.

### Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing.As of January 1, 2013 interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

One client accounted for 100% of the Company's advisory fee income for the year ended December 31,2015.

### Uncertain tax position
The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB")* *Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for

Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

## 3. SECURITIES OWNED NOT READILY MARKETABLE

Securities owned not readily marketable include securities received in connection with investment banking advisory fees. During 2012, the Company received such securities in lieu of a cash fee in the amount of $25,000.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2015, the Company had net capital of $116,459, which exceeded its requirement of $5,000 by $111,459 The Company's ratio of aggregate indebtedness to net capital was 5.58%.

## 5. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2015, an affiliate charged the Company $25,152 of fees which represents allocated salaries, rent, communication and office expenses, which are classified as such on the accompanying Statement of Operations. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors. As of December 31, 2015, there was no amount due to the affiliate for such charges.

LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

## 6. FAIR VALUE

The FASB Accounting Standards Codification No. 820 ("ASC 820") *"Fair Value Measurements and Disclosures"* establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy under ASC 820 are described as follows:

| Level 1 | | Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access. |
|---|---|---|
| Level 2 | | Inputs to the valuation methodology include:<br>• Quoted prices for similar assets or liabilities in active markets.<br>• Quoted prices for identical or similar assets or liabilities in inactive markets.<br>• Inputs other than quoted prices that are observable for the asset or liability.<br>• Inputs that are derived principally from or corroborated by observable marked data by correlation or other means. |
| Level 3 | | Inputs to the valuation methodology are unobservable. |

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## 6. FAIR VALUE *(continued)*

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2015:

|  | Level 2 | Total |
|---|---|---|
| Securities not readily marketable | $25,000 | $25,000 |
| Total investments at fair value | $25,000 | $25,000 |

There were no Level 1 or Level 3 assets as of December 31, 2015.

## 7. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.